Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

First Quarter 2022 Earnings Conference Call May 5, 2022

Forward Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created by that Act and other legal protections. Forward-looking statements include, without limitation, those regarding EPS and other financial guidance, acquisition integration and performance, growth prospects, future end-market trends, the future effects of supply chain challenges and price increases, future cash flows, net leverage, purchase accounting impacts, effective tax rates, planned investments, impacts of the COVID-19 pandemic on our operations, profitability, and cash flow, and other statements generally identified by words such as "believe," "expect," "intend," "guidance," "plan," "forecast," "potential," "anticipate," "confident," "project," "appear," "future," "should," "likely," "could," "may,", "will", "typically," and similar words.   These forward-looking statements are prospective in nature and not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which SWM and Neenah shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. No assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. These statements are not guarantees of future performance and involve certain risks and uncertainties, and assumptions that may cause actual results to differ materially from our expectations as of the date of this release. These risks include, among other things, the following factors: risks associated with pandemics and other public health emergencies, including the continued impact of, and the governmental and third party response to, the COVID-19 pandemic and its variant strains (including any proposed new regulation concerning mandatory COVID-19 vaccination of employees); changes in sales or production volumes, pricing and/or manufacturing costs of reconstituted tobacco products, cigarette paper (including for LIP cigarettes), including any change by our customers in their tobacco and tobacco-related blends for their cigarettes, their target inventory levels and/or the overall demand for their products, new technologies such as e-cigarettes, inventory adjustments and rebalancings in our EP segment. Additionally, competition and changes in AMS end-market products due to changing customer demands; changes in the Chinese economy, including relating to the demand for reconstituted tobacco, premium cigarettes and netting and due to impact of tariffs; risks associated with the implementation of our strategic growth initiatives, including diversification, and the Company's understanding of, and entry into, new industries and technologies; changes in the source and intensity of competition in our commercial segments; our ability to attract and retain key personnel, including in connection with the merger, labor shortages, labor strikes, stoppages or other disruptions; weather conditions, including potential impacts, if any, from climate change, known and unknown, seasonality factors that affect the demand for virgin tobacco leaf and natural disasters or unusual weather events; seasonal or cyclical market and industry fluctuations which may result in reduced net sales and operating profits during certain periods; increases in commodity prices and lack of availability of such commodities, including energy, wood pulp and resins, which could impact the sales and profitability of our products; adverse changes in the oil, gas, automotive, construction and infrastructure, and mining sectors impacting key AMS segment customers; increases in operating costs due to inflation or otherwise, such as labor expense, compensation and benefits costs; changes in employment, wage and hour laws and regulations in the U.S., France and elsewhere, including the loi de Securisation de l'emploi in France, unionization rule and regulations by the National Labor Relations Board in the U.S., equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws; the impact of tariffs, and the imposition of any future additional tariffs and other trade barriers, and the effects of retaliatory trade measures; existing and future governmental regulation and the enforcement thereof, for example relating to the tobacco industry, taxation and the environment (including the impact thereof on our Chinese joint ventures); new reports as to the effect of smoking on human health or the environment; changes in general economic, financial and credit conditions in the U.S., Europe, China and elsewhere, including the impact thereof on currency exchange rates (including any weakening of the Euro and Real) and on interest rates; the phasing out of USD LIBOR rates after 2023 and the replacement with SOFR; changes in the manner in which we finance our debt and future capital needs, including potential acquisitions; the success of, and costs associated with, our current or future restructuring initiatives, including the granting of any needed governmental approvals and the occurrence of work stoppages or other labor disruptions; changes in the discount rates, revenue growth, cash flow growth rates or other assumptions used by the Company in its assessment for impairment of assets and adverse economic conditions or other factors that would result in significant impairment charges; supply chain disruptions, including the failure of one or more material suppliers, including energy, resin and pulp suppliers, to supply materials as needed to maintain our product plans and cost structure; international conflicts and disputes, which restrict our ability to supply products into affected regions, due to the corresponding effects on demand, the application of international sanctions, or practical consequences on transportation, banking transactions, and other commercial activities in troubled regions; compliance with the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations; the pace and extent of further international adoption of LIP cigarette standards and the nature of standards so adopted; risks associated with our 50%-owned, non-U.S. joint ventures relating to control and decision-making, compliance, accounting standards, transparency and customer relations, among others; a failure in our risk management and/or currency or interest rate swaps and hedging programs, including the failures of any insurance company or counterparty; the number, type, outcomes (by judgment or settlement) and costs of legal, tax, regulatory or administrative proceedings, litigation and/or amnesty programs, including those in Brazil, France and Germany; the outcome and cost of the LIP-related intellectual property litigation against Glatz in Europe; risks associated with our technological advantages in our intellectual property and the likelihood that our current technological advantages are unable to continue indefinitely; risks associated with acquisitions, dispositions, strategic transactions and global asset realignment initiatives of SWM; costs and timing of implementation of any upgrades or changes to our information technology systems; failure by us to comply with any privacy or data security laws or to protect against theft of customer, employee and corporate sensitive information; changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities; changes in construction and infrastructure spending and its impact on demand for certain products; potential loss of consumer awareness and demand for acquired companies’ products if it is decided to rebrand those products under the Company’s legacy brand names; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; and other factors described elsewhere in this document and from time to time in documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).     All forward-looking statements made in this document are qualified by these cautionary statements. Forward-looking statements herein are made only as of the date of this document, and neither SWM nor Neenah undertakes any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC. The discussion of these risks is specifically incorporated by reference into this release. The financial results reported in this release are unaudited.   Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance unless expressed as such and should only be viewed as historical data. The financial results reported in this release are unaudited.

Non-GAAP Financial Measures Certain financial measures and comments contained in this communication exclude restructuring and impairment expenses, certain purchase accounting adjustments related to AMS segment acquisitions, acquisition/merger and integration related costs, interest expense, the effect of income tax provisions and other tax impacts, capital spending, capitalized software costs, and depreciation and amortization. This communication also provides certain information regarding the Company's financial results excluding currency impacts. This information estimates the impact of changes in foreign currency rates on the translation of the Company's current financial results as compared to the applicable comparable period and is derived by translating the current local currency results into U.S. Dollars based upon the foreign currency exchange rates for the applicable comparable period. Financial measures which exclude or include these items have not been determined in accordance with accounting principles generally accepted in the United States (GAAP) and are therefore "non-GAAP" financial measures. Reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP are included in the financial schedules attached to this release.   The Company believes that the presentation of non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency on the information used by the Company’s management in its financial and operational decision-making. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the Company’s financial and operational performance in the same way that management evaluates the Company's financial performance. Management believes that providing this information enables investors to better understand the Company’s operating performance and financial condition. These non-GAAP financial measures are not calculated or presented in accordance with, and are not intended to be considered in isolation or as alternatives or substitutes for, or superior to, financial measures prepared and presented in accordance with GAAP, and should be read only in conjunction with the Company's financial measures prepared and presented in accordance with GAAP. The non-GAAP financial measures used in this release may be different from the measures used by other companies.

Other Legal Disclosures Additional Information and Where to Find It   In connection with the proposed merger, on May 4, 2022, SWM filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger (which registration statement has not yet been declared effective). The registration statement includes a preliminary joint proxy statement/prospectus which is not complete and will be further amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.   Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).   Participants in the Solicitation   SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.   No Offer or Solicitation   This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

1Q:22 Financial Highlights ($ in Millions, Except Per Share Amounts) 1Q:22 1Q:21 Sales $406.8 $288.2 GAAP EPS $0.05 $0.68 Adjusted EPS (1) $0.89 $1.02 Successful pricing actions offset higher raw material costs, with sales momentum expected to continue Management affirms annual guidance Transformational and synergistic merger with Neenah offers substantial value creation opportunities Total sales up 41%, organic sales growth of 5%, project continued momentum Effective pricing actions, continued improvement in price vs cost variances expected throughout 2022 Adjusted EPS of $0.89 vs $1.02, difficult comparison to pre-inflation/supply chain period Affirm 2022 guidance for Adjusted EPS of $3.50 to $3.95 and Adjusted EBITDA growth of 20% to 30% Expect rapid de-levering through remainder of 2022 Throughout this presentation, the term GAAP EPS will be used to represent GAAP Diluted EPS, and Adjusted EPS will be used to represent Adjusted Diluted EPS. Adjusted Diluted EPS and Free Cash Flow are non-GAAP financial measures. See non-GAAP reconciliations and supplemental data in appendix. All financial measures presented relate to continuing operations.

Advanced Materials & Structures (AMS) Organic sales growth on top of strong prior year quarter, price increases covering raw material inflation; good operating momentum, filtration, industrial, and construction sales leading the portfolio 1Q:22 Business Highlights Sales up 67%, organic up 3% Strong Covid-rebound sales in 1Q:21 in “pre-supply chain constrained” environment presented challenging top-line comparison, organic growth expected to accelerate in coming quarters Filtration sales up led by water filtration Construction and Industrial up Transportation sales remain constrained, signals for increased resin supply in 2023 Price increases covered raw material cost increases, margins up sequentially Good execution to start the year, will continue aggressive actions as needed

Engineered Papers (EP) EP delivered as expected in 1Q:22; price increases and negotiated volume increases caught up to higher pulp costs, additional actions taken to recover other inflation 1Q:22 Business Highlights 7% sales increase Price adjusters, market price increases and negotiated volume increases offsetting pulp costs Volume growth across key product lines, Heat-not-Burn momentum continues Volume opportunities arising from Ukraine/Russia supply chain uncertainties Operating profits impacted by escalating energy, freight costs; additional pricing implemented to cover Despite expected 1Q:22 OP decline, on track for stable OP for full year

Sales & Operating Profits

$ in Millions	1Q:22	1Q:21	Key Trends/Comments
AMS Sales	**$272.9**	**$163.0**	Up 67%, organic up 3% vs strong 1Q:21, acceleration expected in coming quarters
AMS Adj. OP (1)	**$34.6**	**$27.8**	Effective price increases, Scapa addition, partial offsets from inflation, margins down y/y but up sequentially
EP Sales	**$133.9**	**$125.2**	Up 7%, combination of price and volumes, would be up 10% ex-currency
EP Adj. OP (1)	**$26.0**	**$31.6**	Higher pulp offset by price and volumes, decline attributable to energy, freight, etc; margins down y/y but up sequentially
Adj. Unallocated Expenses	**$18.3**	**$14.1**	Expenses up due to inclusion of Scapa unallocated, declined as % of total sales vs last year
Total Sales	**$406.8**	**$288.2**	Up 41%
Total Adj. OP (1)	**$42.3**	**$45.3**	Margin % up 300 bps sequentially

Difficult comparison to 1Q:21 before inflation and supply chain challenges, but strong sequential margin improvement expected to continue

SWM

8

(1) Adjusted Operating Profit (OP) is a non-GAAP financial measure. See non-GAAP reconciliations and supplemental data in appendix. All financial measures presented relate to continuing operations.

1Q:22 EPS, 2022 Guidance 1Q:22 Adjusted EPS on plan, affirm 2022 outlook for Adjusted EPS of $3.50 to $3.95, supported by Adjusted EBITDA growth of 20% to 30% 1Q:22 GAAP EPS of $0.05, versus $0.68 in 1Q:21 Large one-time items skew comparison: acquisition expenses, divestiture-related asset impairment 1Q:22 Adjusted EPS(1) of $0.89, versus $1.02 in 1Q:21 Toughest comparison of 2022 was expected, projected sequential growth and y/y increases in upcoming quarters Affirm 2022 Adjusted EPS guidance of $3.50 to $3.95 Adjusted EBITDA growth expected to be 20% to 30% AMS: strong organic sales growth, margin expansion from price increases EP: profit stability with price and volume increases and cost reductions Year-over-year EPS comparisons become very favorable in 3Q and 4Q

Cash Flow, Debt & Liquidity $ millions 1Q:22 Total Debt $1,276.4 Less: Cash $56.1 Net Debt $1,220.3 Net Debt / Adjusted EBITDA (2) 5.3x 1Q:22 Operating Cash Flow of $5 million, Free Cash Flow(1) of -$5 million Capital spending/software: $10 million Dividends:$14 million Strong liquidity position; $156 million in cash and revolver availability, Neenah merger debt refinancing nearing successful close signaling confidence in transaction Net leverage of 5.3x, expect to exit 2022 close to 4x Free Cash Flow projected to accelerate toward $100 million for full year 2022 with rapid de-levering in upcoming quarters Debt Overview(3): $400 million outstanding on revolver, due 2023 $193 million outstanding on Term Loan, due 2025 $345 million senior notes, due 2026 $347 million outstanding on Term Loan, due 2028 Liquidity: $156 million $56 million of cash $100 million revolver availability See non-GAAP reconciliations and supplemental data in appendix. Credit agreement makes certain adjustments to Net Debt and Adjusted EBITDA. Does not sum to total debt due to unamortized discount and issuance costs

Transformational Strategic Merger Combination creates a scaled ~$3 billion global leader in specialty materials; complementary customers, technologies and products with $65+ million in initial cost synergies

Significant Value Creation Through Highly Achievable Cost Synergies

Closing Comments Q&A Session

Non-GAAP Reconciliations Certain financial measures and comments contained in this presentation are “non-GAAP” financial measures, specifically measures which exclude one or more of the following: restructuring and impairment expenses, plant closure expenses, asset sale gains/losses, depreciation and amortization, interest expense, tax provision (benefit), capital spending, capitalized software expenditures, purchase accounting expenses, one-time tax items, and acquisition and integration costs. We believe that investors’ understanding is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of our ongoing results of operations.

Non-GAAP Reconciliations Certain financial measures and comments contained in this presentation are “non-GAAP” financial measures, specifically measures which exclude one or more of the following: restructuring and impairment expenses, plant closure expenses, asset sale gains/losses, depreciation and amortization, interest expense, tax provision (benefit), capital spending, capitalized software expenditures, purchase accounting expenses, one-time tax items, and acquisition and integration costs. We believe that investors’ understanding is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of our ongoing results of operations.